FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Report of Executives and Principal Shareholders shares owned

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	August 28, 2006	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Report of Executives and Principal Shareholders shares owned

1. Company Information

Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Nam Ju Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total number of shares outstanding	Common Shares	Preferred Shares	Total
	12,971,000	—	12,971,000

2. Reporter’s Information

Report Category	Change in shares owned
Name	English	Won Seon Kim	Chinese
	Date of Birth or Business Registration Number		590327
Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Relationship with The Company	Position	CFO
	Appointed Date	March 18, 2005	Retirement Date	—
	Principal Shareholder	—
Contact Person	Telephone Number	82-2-3498-1600
	Department	Investor Relations	Position	Team Head
	Name	Shin Mook Lim

3. Shareholder’s position

A. Summarization and breakdown of change

Report Date		Shares Owned
		Section	Number of Shares	Percentage (%)
Preceding Submission Date	April 29, 2005	Common Shares	80,200	0.61
		Preferred Shares	—	—
		Total	80,200	0.61
Submission Date	August 28, 2006	Common Shares	81,200	0.63
		Preferred Shares	—	—
		Total	81,200	0.63
Decrease of Increase		Common Shares	1,000	0.02

Preferred Shares	—	—
Total	1,000	0.02

* The total number of shares outstanding as of the date of the preceding report was 12,970,000, but the total number of shares outstanding as of the date of this report is 12,971,000. The increase/decrease ratio is 0.008% of the total number of shares outstanding.

B. Detailed provisions

Report Reason	Date of change	Type of Stock	Number of shares owned			Purchase/Disposal Price (Won)	Remark
Purchase in the market	August 14, 2006	Common Shares	Preceding Change	Change	After Change	12,053	—
Total			80,200	1,000	81,200
			80,200	1,000	81,200	12,053	—

* Date of Change is based on the date of settlement and the purchase price includes related fees.